UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

TAG OIL LTD.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

87377N101
(CUSIP Number)

November 7, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 87377N101

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alex Guidi
2	Check the appropriate box if a member of a Group* (a) [ ] (b) [X]
3	Sec Use Only
4	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,764,500 common shares
	6	Shared Voting Power Not applicable.
	7	Sole Dispositive Power 9,764,500 common shares
	8	Shared Dispositive Power Not applicable.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,764,500 common shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 10.66% (based on 91,631,081 common shares of the Issuer issued and outstanding as of November 7, 2007)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

TAG Oil Ltd. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices:

1407 – 1050 Burrard Street, Vancouver, B.C. V6Z 2S3, Canada

Item 2.

(a)	Name of Person Filing:

This Statement is filed by Alex Guidi (the “Reporting Person”).

(b)	Address of Principal Business Office:

The address of the principal business office of reporting person is 1408-1050 Burrard Street, Vancouver, BC V6Z 2S3.

(c)	Citizenship:

Canadian

(d)	Title and Class of Securities:

Common Shares, no par value.

(e)	CUSIP No.:

87377N101

Item 3.        If this statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.        Ownership

(a)	Amount Beneficially Owned:

See Item 9 on cover page

(b)	Percent of Class:

See Item 11 on cover page

(c)	Power to Vote and Power to Dispose:

See Items 5 to 8 on cover page

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.        Identification and classification of members of the group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007

Alex Guidi:

/s/ Alex Guidi

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).